Exhibit 12.1

Ratio of Earnings to Fixed Charges Worksheet

(In millions except ratio)

	Year Ended December 31,
Ratio of Earnings to Fixed Charges	2013	2012	2011	2010	2009
Fixed Charges :
Interest expense	$77.6	$57.5	$65.6	$69.8	$131.1
Add backs:
Interest capitalized	0.7	0.3	0.4	0.6	1.0
Interest element of rentals (a)	18.0	11.1	11.1	11.2	11.2
Total Fixed Charges	$96.3	$68.9	$77.1	$81.6	$143.3

Earnings :
Pretax income from continuing operations	$241.6	$177.7	$53.5	$44.0	$225.6
Add back:
Minority interest	—	—	0.1	—	0.1
Income (loss) from equity method investees	(1.7)	2.9	2.3	1.9	2.0
Subtotal - Pretax income from continuing operations before adjustments for minority interest in consolidated subsidiaries or income (loss) from equity method investee	243.3	174.8	51.2	42.1	223.6

Fixed charges	96.3	68.9	77.1	81.6	143.3
Add backs:
Amortization of capitalized interest expense	0.5	1.2	1.2	1.3	1.5
Distributed income of equity method investees	0.8	2.7	2.0	1.3	3.1
Subtotal of addbacks	97.6	72.8	80.3	84.2	147.9

Reductions:
Interest capitalized	0.7	0.3	0.4	0.6	1.0
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(0.1)	—	(0.1)
Subtotal of reductions	0.7	0.3	0.3	0.6	0.9

Subtotal Earnings	$340.2	$247.3	$131.2	$125.7	$370.6

Ratio of Earnings to Fixed Charges	3.5	3.6	1.7	1.5	2.6

(a) We estimated our interest factor for rentals to be 33.3 percent of our actual rental costs.